

Mail Stop 7010

August 14, 2006

<u>Via U.S. mail and facsimile</u>

Mr. John S. Stroup
President and Chief Executive Officer
Belden CDT, Inc.
7701 Forsyth Boulevard, Suite 800
St. Louis, MO 63105

        RE: Belden CDT, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2005
               Form 10-Q for the Fiscal Quarter Ended June 25, 2006
               File No. 1-12561

Dear Mr. Stroup:

        We have reviewed your response letter dated August 4, 2006 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p align="center">Form 10-K for the Fiscal Year Ended December 31, 2005</p>

Notes to Financial Statements

Note 3: Belden CDT Merger, page 63

1. We note your response to prior comment 7. It is unclear how you determined the appropriate amortization periods for your intangible assets related to customer relations. We remind you that paragraph 11 of SFAS 142 states that the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to your future cash flows. Please help us understand

how you arrived at these periods by providing us with additional information regarding the West Penn and Thermax customer relations intangible assets. You state that you considered West Penn's high market share percentages, the composition of its customer base, and the fact that West Penn has been doing business with many of its customers for decades and estimated that this customer business would contribute directly or indirectly to the cash flow of West Penn for another 30 years. Please help us understand how you determined that your relationship with West Penn would contribute to <u>your</u> cash flows for 30 years. In a similar manner, please address how you determined that you expect Thermax to contribute to your cash flows for 20 years. Please also tell us how many years these two companies were customers of CDT prior to the merger.

Note 11. Contingently Convertible Notes, page 79

2. We note your response to prior comment 11. Please further clarify how you determined that there is an explicit limit on the number of shares to be delivered in a share settlement. Your disclosure states that the conversion price is subject to adjustment for dividends and other equity transactions. Please tell us the specific equity transactions that would impact the conversion price. Please also tell us the specific terms included in the note agreement related to the change in conversion price as a result of dividends and other equity transactions.

3. You state that your note agreement does contain a change of control provision, but the provision does not call for net cash settlement. Please confirm that there are no circumstances in which holders of shares underlying the contract would receive cash in exchange for their shares.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

  If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

         Sincerely,

         Rufus Decker
         Accounting Branch Chief